March 12, 2007

Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

     RE: Ameri-First Financial Group, Inc.
         Item 4.01 Form 8-K
         Filed March 2, 2007
         File No.: 0-28453

Dear Ms. Howard,

     This letter is in response to your letter of March 7, 2007 regarding the above referenced matter. For your convenience the numbered responses below correspond to the numbers in your letter and we have included a marked copy of the amended form 8-K which is being filed in response to said letter.

     1. We have revised the disclosure to state that our former independent auditors were dismissed.

     2. We have revised the fourth and fifth paragraph referred to in this comment to clarify the inconsistency.

     3. Exhibit 16 letter from the former accountant stating that the former accountant agrees with the revised Item 304 disclosures is attached as an Exhibit to the amended Form 8-K.

We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Page 2
3/12/2007


     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ameri-First Financial Group, Inc.


by: /s/ Glenn A. Little
   -------------------------------
   Glenn A. Little, President

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                   FORM 8-K/A


                Current Report Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934



                        March 12, 2007 (January 18, 2005)
                Date of Report (Date of earliest event reported)


                        AMERI-FIRST FINANCIAL GROUP, INC.
      (Exact name of the small business issuer as specified in its charter)


                                    DELAWARE
         (State or other Jurisdiction of Incorporation or Organization)


       0000-28453                                               75-2610236
(Commission File Number)                                (IRS Employer ID Number)


                       211 West Wall, Midland, Texas 79701
               (Address of principal executive offices)(Zip Code)


                                 (432) 682-1761
              (Registrant's telephone number, including area code)


              (Former name, former address and former fiscal year,
                         if changed since last report)


[ ] Written Communication pursuant to rule 425 under the Securities Act (17
    CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the exchange Act (17
    CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-Commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 40.13e-4(c))

ITEM 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.


On January 18, 2005, Ameri-First Financial Group, Inc. (the Company) engaged LBB & Associates, LTD, LLP ("LBB") as its independent public accountants, to review the Company's interim financial statements beginning with fiscal quarter ended March 2002 and to audit the Company's financial statements beginning with fiscal year ending 2002. The appointment of LBB as its independent public accountants was approved by the Company's Board of Directors. Effective with the appointment of LBB, the Company dismissed its prior auditors Malone and Bailey (PC) ("Malone").

Although the change in the Company's auditors was approved by the Company and LBB was engaged at the time, prior management did not timely file the required 8-K to report such charge.


Prior to the appointment of LLB, the Company did not consult with LLB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.


There were no disagreements with Malone on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the period that Malone was the Company's auditors that would have caused Malone to make reference in any report to such disagreements. ,Malone issued no reports on the Company's financial statements and performed no review or audit of statements for the Company for any periods subsequent to fiscal year ending December 31, 2001.

For the periods prior to their dismissal, Malone's reports on the company's financial statements contained no adverse opinion or disclaimer and were not modified as to audit scope or accounting principles.


We have provided Malone with a copy of this disclosure and requested that it furnish a letter addressed to the Securities and Exchange Commission (the "Commission") stating whether it agrees with the above statements. (A copy of the letter addressed to the Commission is filed as Exhibit 16 to this report on From 8-K.)

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS


Exhibit 16 Letter from Malone & Bailey, PC, CPAs dated March 12, 2007 regarding 8-K disclosure.


                                   STATEMENTS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Ameri-First Financial Group, Inc.
March 12, 2007



/s/ Glenn A. Little
----------------------------
By: Glenn A. Little
    President

                                                                    EXHIBIT 16.1


                        Letterhead of Malone & Bailey, PC



March 12, 2007



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Ameri-First Financial Group, Inc.
    File No. 0-28453


We have read the statements that Ameri-First Financial Group, Inc. included under Item 4.01 of the Form 8-K report expected to be filed on March 12, 2007 regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under any other items in the accompanying Form 8-K.


Very truly yours,


/s/ Malone & Bailey, PC
---------------------------------
Malone & Bailey, PC